mm

[redacted]

12014619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section

FEB 29 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard Odier Transatlantic, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke street west, suite 2200
(No. and Street)

Montreal (City) Quebec (Canada) (State) H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey (514) 847-7638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
(Name – *if individual, state last, first, middle name*)

1250 Rene-Levesque West, suite 280 (Address) Montreal (City) Quebec (Canada) (State) H3B 2G4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4/12

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard Odier Transatlantic, L.P., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMISSAIRE À L'ASSERMENTATION
SUZANNE VERDON
156560
POUR LE QUÉBEC

Suzanne Verdon
27th [illegible] 2012

Robert Dorey
Signature

President / CEO / CFO
Title

Suzanne Verdon
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Financial Statements
December 31, 2011
(expressed in US dollars)

pwc

February 28, 2012

Report of Independent Auditors

To the Directors of
Lombard Odier Transatlantic, Limited Partnership and
(formerly Transatlantic Securities Company, Limited Partnership)

We have audited the accompanying balance sheet of Lombard Odier Transatlantic, Limited Partnership (formerly Transatlantic Securities Company, Limited Partnership) (the "Limited Partnership") as of December 31, 2011 and the related statements of loss and comprehensive loss, capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the General Partner, Lombard Odier Transatlantic Limited ("management"). Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Limited Partnership as of December 31, 2010 and for the year then ended were audited by other auditors whose report dated February 18, 2011 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Limited Partnership as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 25394

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Balance Sheet

As of December 31, 2011

(expressed in US dollars)

	2011 $	2010 $
Assets		
Current assets		
Cash	2,192,979	1,854,863
Receivables from clients	100,763	4,340
Receivables from brokers	1,171	1,000
Receivables from Lombard Odier Darier Hentsch Group, Geneva and a company under common control, without interest (note 7)	164,065	125,697
Other accounts receivable and prepaid expenses (note 4)	15,050	75,508
	2,474,028	2,061,408
Investments and deposits with clearing organizations (note 5)	1,310,657	1,790,423
	3,784,685	3,851,831
Liabilities		
Current liabilities		
Payables to brokers	98,315	148
Payables to clients	268	180
Payables to Limited Partner and a company under common control, without interest (note 7)	845,275	291,910
Other accounts payable and accrued liabilities (note 6)	88,380	59,926
	1,032,238	352,164
Partners' Equity		
Capital		
Capital investment	2,700,000	2,700,000
Current accounts	52,447	799,667
	2,752,447	3,499,667
	3,784,685	3,851,831

On behalf of the Board of Directors of Lombard Odier Transatlantic Limited, in its capacity as General Partner,

_______________ Director   _______________ Director

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Statement of Loss and Comprehensive Loss

For the year ended December 31, 2011

(expressed in US dollars)

	2011 $	2010 $
Revenues		
Commissions	1,747,963	2,048,186
Management fees	33,472	-
Revenue on transactions	50,000	50,000
Other revenues	2,987	-
	1,834,422	2,098,186
Operating expenses		
Brokerage commissions	190,070	116,153
Telecommunications	193,581	112,824
Clearing fees	42,225	37,296
General brokerage	25,621	66,377
Differences on transactions	6,248	12,635
	457,745	345,285
Earnings before other expenses (income)	1,376,677	1,752,901
Other expenses (income)		
Administrative expenses and salaries	1,932,077	882,323
Professional fees	188,411	79,454
Exchange loss (gain)	6,844	(5,177)
Interest income	(2,401)	(2,194)
Changes in unrealized gain on securities	(1,034)	(1,172)
	2,123,897	953,234
Net earnings (loss) and comprehensive income (loss) for the year	(747,220)	799,667

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Statement of Capital

For the year ended December 31, 2011

(expressed in US dollars)

	2011		
	General Partner	**Limited Partner**	
	Lombard Odier Transatlantic Limited $	**Lombard Odier Darier Hentsch (Canada), Limited Partnership $**	**Total $**
Capital investment – Beginning of year	50,000	2,650,000	2,700,000
Partner's investment	-	-	-
Capital investment – End of year	50,000	2,650,000	2,700,000
Current accounts			
Balance – Beginning of year	5,000	794,667	799,667
Drawings	-	-	-
	5,000	794,667	799,667
Net loss for the year	(5,000)	(742,220)	(747,220)
Balance – End of year	-	52,447	52,447
Capital – End of year	50,000	2,702,447	2,752,447

	2010		
	General Partner	**Limited Partner**	
	Lombard Odier Transatlantic Limited $	**Lombard Odier Darier Hentsch (Canada), Limited Partnership $**	**Total $**
Capital investment – Beginning of year	50,000	2,650,000	2,700,000
Partner's investment	-	-	-
Capital investment – End of year	50,000	2,650,000	2,700,000
Current accounts			
Balance – Beginning of year	5,000	786,226	791,226
Drawings	(5,000)	(786,226)	(791,226)
	-	-	-
Net earnings for the year	5,000	794,667	799,667
Balance – End of year	5,000	794,667	799,667
Capital – End of year	55,000	3,444,667	3,499,667

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Statement of Cash Flows

For the year ended December 31, 2011

(expressed in US dollars)

	2011 $	2010 $
Cash flows from		
Operating activities		
Net earnings for the year	(747,220)	799,667
Non-cash items		
Exchange loss (gain)	6,844	(1,007)
Changes in unrealized gain on securities	(1,034)	(1,172)
Changes in working capital items (note 3)	605,570	42,235
	(135,840)	839,723
Investing activities		
Investments and deposits with clearing organizations	480,000	(960,000)
Acquisitions of investments in securities	-	(13)
	480,000	(960,013)
Financing activities		
Drawings	-	(791,226)
Effect of exchange rate changes on cash	(6,044)	1,007
Net increase (decrease) in cash during the year	338,116	(910,509)
Cash – Beginning of year	1,854,863	2,765,372
Cash – End of year	2,192,979	1,854,863

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Nature of operations

Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") is a Canadian limited partnership whose head office is located in Montréal, Quebec. The Limited Partnership is engaged in the stock brokerage business in the United States and as of June 17, 2011, was granted registration as an investment adviser by the United States Securities and Exchange Commission. On July 6, 2011, the Limited Partnership was acknowledged by the Internal Revenue Service as a US entity.

The Limited Partnership is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the United States Securities and Exchange Commission.

2 Accounting policies

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Limited Partnership may undertake in the future. Actual results may differ from those estimates.

Financial statements

The functional currency of the Limited Partnership is the US dollar. The financial statements include only the assets, liabilities, income and expenses of the Limited Partnership's operations. The statement of loss and comprehensive loss does not include the partners' income taxes in determining the net loss of the Limited Partnership. The Limited Partnership has evaluated all subsequent events through February 28, 2012, the date of issuance of these financial statements.

Revenue recognition

The Limited Partnership's principal sources of revenues comprise commissions, revenue on transactions, management fees and interest income.

The Limited Partnership earns management fees from its investment adviser services. Management fees are calculated as a percentage of net asset invested capital and are recognized over the period that the related service is provided.

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting. Interest income is recognized based on the effective interest rate method.

(expressed in US dollars)

Foreign currency translation

The Limited Partnership applies the temporal method of accounting for the translation of Canadian dollars into US dollars. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate in effect during the year. Exchange gains and losses are included in earnings (loss) for the year.

Fair value of financial instruments

The estimated fair value of certain financial instruments shown on the financial statements is equivalent to their carrying amount. These financial instruments include cash, receivables from clients, receivables from brokers, receivables from Lombard Odier Darier Hentsch Group, Geneva and a company under common control, other accounts receivable, deposits in cash, payables to brokers, payables to clients, payables to Limited Partner and a company under common control, and other accounts payable and accrued liabilities.

The Limited Partnership determines the fair value of financial instruments using quoted market prices whenever available.

3 Information included in cash flows

a) The changes in working capital items are detailed as follows:

	2011 $	2010 $
Decrease (increase) in		
Receivables from clients	(96,423)	74,085
Receivables from brokers	(171)	(1,000)
Receivables from Lombard Odier Darier Hentsch Group, Geneva and a company under common control	(38,368)	(125,697)
Other accounts receivable and prepaid expenses	60,458	(20,595)
Increase (decrease) in		
Payables to brokers	98,167	(77,102)
Payables to clients	88	180
Payables to Limited Partner and a company under common control	553,365	195,845
Other accounts payable and accrued liabilities	28,454	(3,481)
	605,570	42,235

(expressed in US dollars)

b) Cash flows relating to interest on operating activities are detailed as follows:

	2011 $	2010 $
Interest received	2,049	2,194
Interest paid	6,731	-

4 Other accounts receivable and prepaid expenses

	2011 $	2010 $
Taxes receivable	413	65,546
Prepaid expenses	14,637	9,962
	15,050	75,508

5 Investments and deposits with clearing organizations

	2011 $	2010 $
Deposits in cash		
Depository Trust Company	50,000	50,000
National Securities Clearing Corporation	1,250,000	1,730,000
	1,300,000	1,780,000
Securities		
NASDAQ OMX Group Inc., at market value (300 shares)	7,353	7,119
Other, at cost	3,304	3,304
	10,657	10,423
	1,310,657	1,790,423

(expressed in US dollars)

6 Other accounts payable and accrued liabilities

	2011 $	2010 $
Trade payable	31,431	26,647
Accrued liabilities	56,949	33,279
	88,380	59,926

7 Related party transactions

Related parties

The Limited Partner is Lombard Odier Darier Hentsch (Canada), Limited Partnership (hereafter "LODH Canada"), and the General Partner is Lombard Odier Transatlantic Limited which is also a subsidiary of LODH Canada. The Limited Partnership is under common control of LODH Holding (Canada) Inc., Lombard Odier Darier Hentsch Services Inc., Lombard Odier Darier Hentsch Management (Canada) Inc. and Lombard Odier Darier Hentsch Securities (Canada) Inc.

Transactions during the year

Revenue arising from transactions with the Lombard Odier Darier Hentsch Group, Geneva represents 97.9% (2010 – 99.7%) of total revenues and is detailed as follows:

	2011 $	2010 $
Commissions	1,746,412	2,042,413
Revenue on transactions	50,000	50,000
	1,796,412	2,092,413

In addition, commission revenue totalling $1,260 (2010 – $5,773) is from Lombard Odier Darier Hentsch Securities (Canada) Inc.

Included in administrative expenses are amounts totalling $1,933,235 (2010 – $765,115) charged by LODH Canada as the share of the Limited Partnership's expenses for certain employees' salaries, office rent, computer expenses, interest, office supplies and telecommunications, and management fees totalling $195,618 (2010 – $105,205). In addition, administrative expenses include an amount of $25,140 (2010 – $19,529) charged by Lombard Odier Darier Hentsch Services Inc. as the share of the Limited Partnership for data processing costs and management fees totalling $3,771 (2010 – $2,930).

(expressed in US dollars)

These transactions were concluded in the normal course of operations and measured at the exchange amount, which is the amount established and accepted by the related parties.

8 Fair value measurements

Accounting principles related to fair value measurements provide a framework for measuring fair value and focus on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the fair value framework). The fair value framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are disorderly and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

If the inputs used to measure the financial assets and financial liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

As at December 31, 2011, the Limited Partnership's exposure to financial instruments measured at fair value was limited to the NASDAQ OMX Group Inc. shares. This investment amounts to $7,353 (2010 – $7,119) and is classified as Level 1.

9 Financial risks

The Limited Partnership is exposed to market risk through its use of financial instruments which result from both its operating and investing activities.

The Limited Partnership does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Limited Partnership is exposed are as follows.

(expressed in US dollars)

Financial instruments with off-balance-sheet risk

In the normal course of business, the Limited Partnership's client and trading activities involve the execution and settlement of various securities and financial instrument transactions. These activities may expose the Limited Partnership to off-balance-sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Limited Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

Market risk

In the normal course of its operations, the Limited Partnership enters into various contractual commitments involving forward settlement. These include options contracts and commitments to buy and sell securities. The potential for changes in the market value of our trading positions is referred to as market risk. More precisely, the market risk is the potential change in an instrument's value caused by fluctuations in interest rates and currency exchange rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. This risk is inherent in the financial instruments associated with the Limited Partnership's operations and activities. The Limited Partnership's trading positions are reported at fair value with changes currently reflected in earnings. Trading positions are subject to various risk factors, which include exposures to interest rates and foreign exchange rates.

The Limited Partnership records all contractual commitments at fair value.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Limited Partnership is exposed to currency risk due to cash, receivables and payables denominated in Canadian dollars. As at December 31, 2011, assets denominated in Canadian dollars consist of cash and receivables and total $383,099 (2010 – $137,407), and payables denominated in Canadian dollars total $927,057 (2010 – $198,478).

The Limited Partnership does not enter into arrangements to hedge its currency risk.

Interest rate risk

Interest rate risk represents the Limited Partnership's exposure to instruments whose values vary with the level or volatility of interest rates. As at December 31, 2011, this risk is insignificant for the Limited Partnership.

(expressed in US dollars)

Liquidity risk

Market liquidity risk represents the risk that the level of expected market activity will change dramatically and, in certain cases, even cease to exist. This exposes the Limited Partnership to the risk that it will not be able to transact business and execute trades in an orderly manner which may impact its results. As at December 31, 2011, this risk is insignificant for the Limited Partnership.

Credit risk

Credit risk is the risk of loss that the Limited Partnership would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Changes in the creditworthiness of individual issuers or groups of issuers have an impact on credit risk. Management involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations and the value of collateral held, if any.

The Limited Partnership executes and settles various client and broker-dealer transactions. Execution of these transactions may expose the Limited Partnership to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Limited Partnership may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management considers that the Limited Partnership's exposure to credit risk is not significant.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. There is a credit concentration with Lombard Odier Darier Hentsch Group, Geneva.

As at December 31, 2011, the Limited Partnership has $1,504,339 and $586,597 in cash with one US bank and one Canadian Bank respectively (2010 – $1,686,101 and $168,762). These banks are reputable financial institutions with a rating of AA from Fitch Ratings. At times, such deposits may exceed the amount insured by the Federal Deposit Insurance Corporation. The remaining amount of cash is at Lombard Odier & Cie in Geneva.

(expressed in US dollars)

10 Net capital requirement

The Limited Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its object being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As at December 31, 2011, net capital amounts to $2,591,418 and the aggregate indebtedness amounts to $1,032,238.

11 Comparative figures

Certain prior year comparative figures have been reclassified to conform to the current year's presentation.

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Condensed Balance Sheet
As of December 31, 2011
(expressed in US dollars)

pwc

February 28, 2012

Independent Auditor's Report

To the General Partner of
Lombard Odier Transatlantic, Limited Partnership
(formerly Transatlantic Securities Company, Limited Partnership)

In our opinion, the accompanying condensed balance sheet presents fairly, in all material respects, the financial position of Lombard Odier Transatlantic, Limited Partnership (formerly Transatlantic Securities Company, Limited Partnership) (the "Limited Partnership") as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the General Partner, Lombard Odier Transatlantic Limited ("management"); our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the condensed balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the condensed balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall condensed balance sheet presentation. We believe that our audit of the condensed balance sheet provides a reasonable basis for our opinion.

The financial statements of the Limited Partnership as of December 31, 2010 and for the year then ended were audited by other auditors whose report dated February 18, 2011 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP[1]

---

[1] Chartered accountant auditor permit No. 25394

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Condensed Balance Sheet

As of December 31, 2011

(expressed in US dollars)

	2011 $	2010 $
Assets		
Current assets		
Cash	2,192,979	1,854,863
Receivables from clients	100,763	4,340
Receivables from brokers	1,171	1,000
Receivables from Lombard Odier Darier Hentsch Group, Geneva and a company under common control, without interest	164,065	125,697
Other accounts receivable and prepaid expenses	15,050	75,508
	2,474,028	2,061,408
Investments and deposits with clearing organizations	1,310,657	1,790,423
	3,784,685	3,851,831
Liabilities		
Current liabilities		
Payables to brokers	98,315	148
Payables to clients	268	180
Payables to the Limited Partner and a company under common control, without interest	845,275	291,910
Other accounts payable and accrued liabilities	88,380	59,926
	1,032,238	352,164
Partners' Equity		
Capital		
Capital investment	2,700,000	2,700,000
Capital accounts	52,447	799,667
	2,752,447	3,499,667
	3,784,685	3,851,831

Note

The Limited Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its object being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As of December 31, 2011, net capital amounts to $2,591,418 and the aggregate indebtedness amounts to $1,032,238.

On behalf of the Board of Directors of Lombard Odier Transatlantic Limited, in its capacity as General Partner,

Robert Dorey ______________________ Director

February 28, 2012

Report of Independent Auditor

To the General Partner of
Lombard Odier Transatlantic, Limited Partnership
(formerly Transatlantic Securities Company, Limited Partnership)

We have audited the accompanying basic financial statements of Lombard Odier Transatlantic, Limited Partnership (formerly Transatlantic Securities Company, Limited Partnership) (the "Limited Partnership") as of December 31, 2011 and for the year then ended. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 25394

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: 1 514 205 5000, F: 1 514 876 1502, www.pwc.com/ca

Lombard Odier Transatlantic, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2011

Schedule I

Net capital		
Total ownership equity stockholder's equity		$ 2,752,447
Substract nonallowable assets		
Securities owned not readily marketable	$ 3,304	
Receivables from affiliates	108,465	
Prepaid expenses	14,637	
Other accounts receivables	412	126,818
Deductions and/or charges		
Haircut on canadian Cash	19,323	
Insurance	12,614	
Canadian government obligations	-	31,937
Haircuts on securities		
Stocks and warrants		2,274
U.S. and Canadian government obligations		-
Net capital		$ 2,591,418
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	$ -	
Clearing organizations: Other	98,315	98,315
Accounts payable and accrued liabilities		933,923
Total aggregate indebtedness		$ 1,032,238
Minimum net capital		$ 100,000
Excess net capital		$ 2,491,418
Ratio - Aggregate indebtedness to net capital		.40 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The difference between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2011 FOCUS report as files, result from; the correction of the conversion of the canadian currencies, a wrong rate was used, some adjustements were made to certains accrued liablilities and a balance sheet adjustment was made to present the gross receivable from affiliates, in the Focus in was netted.

Lombard Odier Transatlantic, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2011 **Schedule II**

The Company is exempt from the provisions of rule 15c3-3 in accordance with Section k(2) (i).

pwc

28 February 2012

Report of Independent Auditors

To the General Partner of
Lombard Odier Transatlantic, Limited Partnership
(formerly Transatlantic Securities Company, Limited Partnership)

In planning and performing our audit of the financial statements of Lombard Odier Transatlantic, Limited Partnership (formerly Transatlantic Securities Company, Limited Partnership)(the "Limited Partnership") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Limited Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Limited Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Limited Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Limited Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
2. Determining compliance with the exemptive provisions of Rule 15c3-3. The Limited Partnership is except from the provisions of rule 15c3-3 in accordance with Section k(2)(i).

Because the Limited Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Limited Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The General Partner, Lombard Odier Transatlantic Limited ("management") is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against

pwc

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Limited Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants

pwc

February 28, 2012

Report of Independent Accountant

To the General Partner of
Lombard Odier Transatlantic, Limited Partnership
(formerly Transatlantic Securities Company, Limited Partnership)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Lombard Odier Transatlantic, Limited Partnership(formerly Transatlantic Securities Company, Limited Partnership) (the "Limited Partnership"), for the year ended December 31, 2011, which were agreed to by the Limited Partnership, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Limited Partnership's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. The General Partner, Lombard Odier Transatlantic Limited ("management") is responsible for the Limited Partnership's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with respective cash disbursement records entries (online payment or check) noting no differences.

2. Compared the Total revenue reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the Total revenue reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared the adjustment reported on page 2 item 2c(3) of Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows, noting no differences.

Recalculated the mathematical accuracy of the SIPC Net Operating Revenue on page 2, line 2d and the General Assessment @ 0.0025 on page 2, line 2e.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion the Limited Partnership's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015608 FINRA DEC
Lombard Odier Transatlantic, L.P.
1000 Sherbrooke Street West, suite 2200
Montreal Quebec H3A 3R7
Canada

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Dorey 514) 847-7638

2. A. General Assessment (item 2e from page 2) $4,110.88

B. Less payment made with SIPC-6 filed (exclude interest) (2,228.29)
July 22, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,882.59

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,882.59

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lombard Odier Transatlantic, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Robert Dorey, CA President
(Title)

Dated the 28 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,834,442
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	190,070
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	190,070
2d. SIPC Net Operating Revenues	$ 1,644,352
2e. General Assessment @ .0025	$ 4,110.88

(to page 1, line 2.A.)